FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. on August 15, 2008, announcing the resignation of Stamatis Tsantanis from the position of Chief Financial Officer, effective September 1, 2008.

EXHIBIT 1

NEWS RELEASE for August 15, 2008

Contact:	Michael Mason (investors)	Eirini Alexandropoulou
	Allen & Caron Inc.	Corporate Secretary, TOP Ships Inc.
	212 691 8087	011 30 210 812 8107
	michaelm@allencaron.com	eia@topships.org

TOP SHIPS ANNOUNCES DEPARTURE OF CFO

ATHENS, GREECE, August 15, 2008… TOP Ships Inc. (NasdaqGS:TOPS) announced today that Stamatis Tsantanis has resigned from the position of Chief Financial Officer, effective September 1, in order to pursue other projects.

Mr. Tsantanis has been the CFO and a Director of the Company since its IPO as TOP Tankers Inc., and has initiated, managed and executed a significant number of financial and commercial transactions for the Company.

Commenting on the CFO’s resignation, Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc. said: “As TOP Ships’ CFO, Stamatis significantly contributed to our corporate transformation, including helping us to execute our innovative IPO, enhance our liquidity position, build our finance team and corporate infrastructure, and drive our efforts to fully comply with the regulatory demands of Sarbanes-Oxley. Stamatis’ commitment to the Company has been exceptional throughout. We wish him the best as he takes on new challenges.”

Mr. Tsantanis stated: “It has been a great experience to work with Evangelos in Top Ships and I would like to thank the Board, the management team, and especially my colleagues for all their hard work and support over these years. We achieved a number of significant targets and coped with many challenging issues, which we managed to successfully overcome. The quality of the Top Ships’ team and its strategic ambitions put the Company in a great position for healthy future growth.”

The company is currently searching for a replacement for Mr. Tsantanis.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. Upon delivery of the remaining Suezmaxes to their new owners, the Company will operate a combined tanker and drybulk fleet as follows:

o
A fleet of seven double-hull Handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 58% are sister ships. All of the Company's  Handymaxes will be on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates.

o
Six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

o
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: August 19, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 912227